Suite 1050, 400 Burrard Street Vancouver, British Columbia V6C 3A6 Canada	e: info@contactgold.com p: +1 (604) 449-3361 w: contactgold.com

CONTACT GOLD REPORTS Q3 2022 FINANCIAL AND OPERATING RESULTS

Vancouver, B.C. (November 29, 2022) - Contact Gold Corp. (the "Company" or "Contact Gold")(TSXV: C; OTCQB: CGOLF) is pleased to announce its financial and operating results for the three- and nine-months ended September 30, 2022.

Contact Gold is focused on advancing the Green Springs and Pony Creek gold projects in Nevada, both of which host extensive and robust Carlin Type gold systems.

Details of financial results as at and for the three- and nine-months ended September 30, 2022 and 2021, are described in the unaudited condensed interim consolidated financial statements and related notes thereto (the "Interim Financial Statements") as prepared in accordance with International Financial Reporting Standards ("IFRS"), and the MD&A for the corresponding periods, copies of which are available on SEDAR at www.sedar.com.

The following selected financial data is derived from the Interim Financial Statements. Unless otherwise stated, the information herein, and in the tables below, is presented in Canadian dollars.

Attributable to shareholders for the period:	September 30, 2022	September 30, 2021
Loss	$2,710,447	$4,628,841
Other comprehensive loss (gain)	$(2,455,962)	$63,229
Comprehensive loss	$254,485	$4,692,070
Basic and diluted loss per share	$0.01	$0.02

Losses attributable to shareholders for the three- and nine-months ended September 30, 2022 of $0.74 million and $2.71 million (2021: $0.99 million and $4.63 million), respectively, reflect primarily (i) costs incurred for professional, legal and advisory fees, administration & office expenditures, wages and salaries, and investor relations activities (in aggregate, $1.38 million, compared to $1.83 million for the same period in 2021), (ii) exploration and evaluation of the Company's exploration property interests ($1.26 million, compared to $2.49 million for the same period in 2021), and (iii) the accounting for stock option ("Options") and restricted share unit vesting, inclusive of the impact of forfeiture and cancellation of certain Options, which resulted in a non-cash recovery against the stock-based compensation expense for the period.

Losses for the current period are lower than those of the prior period reflecting, in part, a reduction in the level of exploration activities at Green Springs, and the overall reduction of wages & salaries, general & administrative costs, and legal & advisory fees further to an ongoing effort to reduce non-exploration-related expenditures.

The Company has elected to expense exploration expenditures as incurred.  During the nine months ended September 30, 2022, exploration and evaluation expenditures were predominantly related to exploration and the 2022 drill program at Green Springs.  Approximately $1.23 million in expenditures had been incurred through September 30, 2022 for exploration at Green Springs and at Pony Creek.

The Company recorded an other comprehensive gain attributable to shareholders for the three- and nine-month periods ended September 30, 2022 of $1.96 million and $2.46 million (2021: gain of $0.81 million and a gain of $0.01 million).  The other comprehensive loss or gain in a given period reflects primarily the foreign currency impact arising on the carrying value of the Company's U.S. entity which holds the exploration property portfolio, whereby a gain or loss reflects the relative value of the Canadian dollar (the Company's reporting currency) compared to the United States dollar (the currency in which the value of the exploration property portfolio is recorded).

	As at September 30, 2022	As at December 31, 2021
Cash	$426,311	$2,684,939
Working capital	$333,211	$2,834,991
Total assets	$32,105,317	$32,116,860
Current liabilities	$451,166	$340,180
Shareholders' equity	$31,464,898	$31,635,595

Total assets at September 30, 2022 comprise primarily: exploration and evaluation assets of $31.26 million, and $0.43 million in cash.  At December 31, 2021, total assets primarily comprised exploration and evaluation assets of $28.92 million, and $2.68 million in cash.

Total liabilities at September 30, 2022 include non-current liabilities of $0.15 million, recorded to recognize a provision for site reclamation (December 31, 2021: $0.14 million), a short-term advance of $0.10 million for working capital provided by a related party, and normal course payables and accruals of $0.30 million (December 31, 2021: $0.31 million).

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Accumulated other comprehensive gain of $0.20 million at September 30, 2022 (December 31, 2021: loss of $2.25 million) is the aggregate foreign currency impact on the translation to Canadian dollars of the value of the Company's U.S. entity and its portfolio of exploration properties.

Net cash operating outflows for the nine-month period ended September 30, 2022 of $2.41 million reflects primarily (i) ongoing exploration activity, (ii) investor relations and head office costs ($0.41 million), (iii) the settlement of balances due to service providers and vendors at the preceding year end, and (iv) receipt of a short-term advance provided by an officer of the Company.  A non-brokered private placement announced by the Company on June 21, 2022 was subsequently suspended as the Company awaits improved capital market conditions.

About Contact Gold Corp's property interests

Green Springs is located near the southern end of the Cortez Trend of Carlin-type gold deposits in Nevada, east of Calibre Mining's Pan Mine and Gold Rock Project (TSX: CXB), and south of Waterton's Mount Hamilton deposit. The Green Springs property is 18.5 km2, encompassing 3 shallow past-producing open pits and numerous targets that were not mined.

Pony Creek is strategically located immediately south of Orla Mining Ltd's Railroad-Pinion Project, on the Southern Carlin Trend (TSX: OLA), and totals 81.7 km2 underpinned by a Carlin-type system with historic gold resources.

Additional information about the Company is available at www.contactgold.com.

For more information, please contact:

John Wenger, Chief Financial Officer wenger@contactgold.com (604) 449-3361

Neither the TSX Venture Exchange (the "TSXV") nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Cautionary Note Regarding Forward-Looking Information

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to, the ability to raise capital by way of private placement prior to the end of the year, planned expenditures through the remainder of the year and into 2023, and the anticipated exploration activities of the Company at Green Springs or Pony Creek.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: impacts arising from the global disruption caused by the Covid-19 coronavirus outbreak; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

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